Exhibit 99.16

PRESS RELEASE

TotalEnergies Signs an Agreement for the Acquisition of
OMV’s Upstream Gas Assets in Malaysia

Paris, January 31, 2024 – TotalEnergies has signed an agreement with OMV to acquire its 50% interest in Malaysian independent gas producer and operator SapuraOMV Upstream Sdn (SapuraOMV) for a consideration of $903 million (including the transfer of a $350 million loan granted by OMV to SapuraOMV), subject to customary closing adjustments.

SapuraOMV’s main assets are its 40% operated interest in block SK408 and 30% operated interest in block SK310, both located offshore Sarawak in Malaysia. In 2023, SapuraOMV’s operated production (100%) was about 500 Mcf/d of natural gas, feeding the Bintulu LNG plant operated by Petronas, as well as 7 kb/d of condensates. On block SK408, the development of the Jerun gas field is on track for startup in the second half of the year 2024

The transaction is subject to customary conditions precedent, in particular the receipt of regulatory approvals. Closing is expected by the end of first half of 2024.

SapuraOMV also holds interests in exploration licenses in Malaysia, Australia, New Zealand and Mexico where a discovery has been made in 2023 on block 30.

“We are pleased to strengthen TotalEnergies’ position in Malaysia by becoming shareholder of the independent gas producer SapuraOMV. Over the past few years, we have developed a strategic international partnership with Petronas, the national company of Malaysia. This transaction will anchor our future growth in the country and reinforce our partnership with Petronas. With their low production costs and low GHG intensity, SapuraOMV’s assets will perfectly fit in TotalEnergies’ portfolio and participate in meeting the growing demand of gas in Asia”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies in Malaysia

TotalEnergies owns interests in two PSCs in exploration phase and signed in June 2023 an agreement with Petronas and Mitsui to develop a carbon storage project in Southeast Asia and evaluate several CO2 storage sites in the Malay Basin.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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